Filed by Penns Woods Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Penns Woods Bancorp, Inc.

Commission File No.: 000-17077

On October 26, 2012, Luzerne National Bank Corporation mailed this letter to its shareholders regarding the proposed acquisition of Luzerne National Bank Corporation by Penns Woods Bancorp, Inc.

October 26, 2012

Dear Luzerne National Bank Corporation Shareholder:

You may have heard that Luzerne National Bank Corporation and Penns Woods Bancorp, Inc. have agreed to a merger of the holding companies.  This is an exciting event for our shareholders, customers and staff.  The purpose of this letter is to address some of the key questions that you may have regarding the merger.

1.                                       What is the proposed deal?

Luzerne National Bank Corporation (LUZR) and Penns Woods Bancorp (PWOD) have agreed to a merger, where LUZR will merge with PWOD and Luzerne Bank will become a separate, wholly owned subsidiary of PWOD.  Shareholders can elect the right to receive 1.5534 shares of PWOD stock or $61.86 in cash per share of LUZR stock, a significant premium to the price of LUZR shares prior to the announcement.  The aggregate merger consideration will be paid 90% in shares of PWOD common stock and 10% in cash.  While shareholders may elect the percentages of LUZR stock that they would like converted to PWOD stock or cash, the final allocation will most likely be 90% stock and 10% cash.

2.                                       Why is LUZR entering into this deal?

LUZR felt that a merger would be in the best interest of its shareholders, employees, customers, and members of the Luzerne County area.  LUZR received an opinion from its financial advisor, Janney Montgomery Scott, that as of the date of the merger agreement, the consideration payable to the LUZR shareholders in the merger is fair, from a financial point of view.  Both companies operate high-performing regional banks that share similar values.  Both have a conservative, client-centric focus with strong employee retention.  We believe that the merger will enhance the earnings power of the combined entity.  It will also allow Luzerne Bank to continue to operate in the community, but with the support and financial backing of a larger bank holding company.

3.                                       Who are PWOD and Jersey Shore State Bank?

PWOD operates as the holding company for Jersey Shore State Bank.  Jersey Shore State Bank provides commercial and retail banking services to individuals, partnerships, non-profit organizations, and corporations in Pennsylvania.  It has 13 offices located in Clinton, Lycoming, Centre, and Montour Counties, Pennsylvania.

4.                                       Are LUZR shareholders required to approve the merger?

Yes.  LUZR will call a special meeting for shareholders to approve the merger.  The affirmative vote of a majority of those shares cast at the special meeting is necessary to approve the merger.

5.                                       When is the transaction expected to close?

We anticipate that the transaction will close in the 2nd quarter of 2013, subject to regulatory approvals and the approvals of both LUZR and PWOD’s shareholders.

6.                                       What will happen to LUZR stock shares?

Under the merger agreement, shareholders can elect the right to receive 1.5534 shares of PWOD stock or $61.86 in cash per share of LUZR stock.  Following the merger, no shares of LUZR stock will remain outstanding.

7.                                       What percentage of PWOD will LUZR shareholders own after the merger is complete?

LUZR shareholders will own approximately 20% of PWOD after the merger.

8.                                       How can shareholders make an election?

Election forms and other appropriate transmittal materials will be mailed to shareholders concurrent with, or immediately after, the mailing of the proxy statement for the special meeting for shareholders to approve the merger.  Elections must be made before the “election deadline,” which will be either 5:00 PM (New York City time) on the business day prior to the date of the LUZR special meeting or 5 days before the merger closing date, if the closing date is more than 5 days after the special meeting.

If a shareholder does not make an election, his or her shares will be considered “Non-Election Shares” and will be convertible into cash or PWOD stock at the discretion of PWOD.

9.                                       What types of election can a shareholder make?

Shareholders have the following options with regard to an election: (a) convert all LUZR shares into PWOD stock (an “all stock election”); (b) convert all LUZR shares into cash (an “all cash election”); (c) convert shares into a combination of PWOD stock and cash (a “mixed election”).

While shareholders can choose their election, the merger agreement provides that the overall merger consideration will be paid as 90% PWOD stock and 10% cash.  Therefore, regardless of your election, it is likely that you will receive 90% PWOD stock and 10% cash.

10.                                 Does PWOD pay a dividend?

PWOD has paid a quarterly cash dividend of $0.47 per share, or the equivalent of $0.73 per LUZR share based on the exchange ratio. This would represent an increase of $0.58 over the current LUZR regular quarterly dividend rate for shareholders receiving PWOD stock in the transaction.

11.                                 What will happen to Luzerne Bank?  Will any branches close as a result of the deal?

Luzerne Bank will continue to operate as a separate, wholly owned subsidiary of PWOD, and we do not expect any of the existing branches to close as a direct result of the merger.  Key management is expected to remain in place.  We are committed to staying in the communities we currently serve.  If, after January 1, 2015, Luzerne Bank fails to reach certain goals, PWOD has the right to exercise greater control over Luzerne Bank’s operations.

12.                                 What will be the new Board structure?

The Board for Luzerne Bank will consist of the current CEO of Luzerne Bank, the current CEO of PWOD, and all other current directors of Luzerne Bank’s board at the time of the merger.  In addition, three directors of LUZR will serve on the PWOD board for at least three years.

Again, we think this transaction is good for the shareholders, customers and employees of LUZR. We believe the fact that PWOD trades on NASDAQ, and is more liquid than LUZR, is a benefit to you as a shareholder.  Please allow me to reiterate that Luzerne Bank will continue as a separately chartered and managed bank, with its existing management and board.

I am hopeful this helps you understand the transaction.  You will be receiving information over the next few months regarding the shareholders’ meeting.  If you have any questions, please do not hesitate to contact me.

Thank you for your ongoing support of Luzerne National Bank Corporation.

Sincerely,

/s/ Robert C. Snyder

Robert C. Snyder
President and CEO

Important Additional Information.

PWOD will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction.  The proxy materials will set forth complete details of the Merger. PWOD and LUZR shareholders and investors are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about PWOD and LUZR and the proposed transaction.

When available, copies of this joint proxy statement/prospectus will be mailed to shareholders. Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Penns Woods Bancorp, Inc., Attention — Richard A. Grafmyre, President & CEO, 300 Market Street, Williamsport, Pennsylvania 17701 or on its website at www.jssb.com, or to Luzerne National Bank Corporation, Attention — Robert C. Snyder, President & CEO, 118 Main Street, Luzerne, Pennsylvania 18709. Copies of other documents filed by PWOD with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to PWOD at the address provided above.

PWOD and LUZR and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PWOD and LUZR in connection with the proposed merger. Information about the directors and executive officers of PWOD is set forth in the proxy statement, dated March 21, 2012, for PWOD’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available.

This letter contains forward-looking statements.  These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the managements of Penns Woods and Luzerne and their subsidiaries and on the information available to their managements at the time that these statements were made.  There are a number of factors, many of which are beyond the control of Penns Woods and Luzerne, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.  Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) the parties may fail to satisfy the conditions to closing for the proposed merger in a timely manner or at all; (2) the Luzerne or Penns Woods shareholders may fail to approve the proposed merger; (3) the parties may fail to obtain the necessary governmental approvals or adverse regulatory conditions may be imposed in connection with such approvals; (4) the announcement and pendency of the transaction may result in disruption to the parties’ businesses; (5) Penns Woods may encounter difficulties related to the integration of the businesses following the merger; (6) the effect of changes in laws and regulations, including federal and state banking laws and regulations, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (7) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in Penns Woods’ or Luzerne’s organization, compensation and benefit plans; (8) the effect on Penns Woods’ or Luzerne’s competitive position within their respective market area and increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (9) the effect of changes in interest rates; and (10) the effect of changes in the business cycle and downturns in the local, regional or national economies.  For a list of other factors which could cause actual results to differ from those currently anticipated, see Penns Woods’ filings with the SEC, including “Item 1A.  Risk Factors,” set forth in the Penns Woods’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Forward-looking statements speak only as of the date they are made.  Neither Penns Woods nor Luzerne undertakes and both specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Penns Woods or Luzerne.

Filed by Penns Woods Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Penns Woods Bancorp, Inc.

Commission File No.: 000-17077

The following is an internal Q&A provided to employees of Luzerne National Bank Corporation on October 26, 2012.

CUSTOMER QUESTIONS AND ANSWERS

You may have heard that Luzerne Bank has been sold.  Please read on.

•                  Luzerne National Bank Corporation (LUZR), the holding company for Luzerne Bank and Penns Woods Bancorp, Inc. (PWOD), the holding company for Jersey Shore State Bank, based in Williamsport have agreed to merge.  Under this scenario, shareholders of Luzerne National Bank Corporation will become shareholders of Penns Woods.

•                  Luzerne Bank and Jersey Shore State Bank will be separately chartered banks run by their respective existing boards and management, and Luzerne Bank will continue to provide the same great service you have experienced from Luzerne Bank.  The CEO of Penns Woods is joining the board of Luzerne Bank.

•                  The short version is that only the holding companies have merged.  Luzerne Bank remains a separately chartered and managed bank with its existing board of directors and management team.

Why is Luzerne National Bank Corporation entering into this merger?

•                  The Board of Directors and management feel this is the best way to provide value for the corporation’s shareholders, customers, employees and the communities that Luzerne Bank serves, and at the same time, continue the tradition of exceptional service that Luzerne Bank has provided. This transaction represents a combination of two high-performing regional banks with shared values.

•                  The pressures upon banks to maintain high levels of capital, provide earnings and comply with all the government regulations continue to increase.  This becomes difficult for smaller community banks that do not have the economies of scale enjoyed by larger banks.

•                  Luzerne Bank is expected to enjoy increased lending capacity and more product offerings.

•                  Luzerne Bank remains a separate bank under this model, serving customers with the same staff and in the same way that we have for many years.

•                  Rather than simply sell the bank, and negatively affect employees and customers, the board and management have embraced the concept of holding company ownership that has been successful in other areas, including parts of Pennsylvania. We think that more community banks will take advantage of this type of affiliation to achieve size, capital access, and shared resources and expenses.

•                  Cultural fit: both companies have a conservative, client-centric focus, and strong employee retention.

•                  We believe the combined entity, with an aggregate of 22 branches, all located in northern Pennsylvania, creates a strengthened platform from which to grow organically and through acquisition.

•                  Luzerne Bank will maintain a significant degree of independence that will allow it to continue the practices which have made it a success.

•                  The local branding and focus of Luzerne Bank will not change.

Who are PWOD and Jersey Shore State Bank?

•                  PWOD operates as the holding company for Jersey Shore State Bank.  Jersey Shore State Bank provides commercial and retail banking services to individuals, partnerships, non-profit organizations, and corporations in Pennsylvania.  It has 13 offices located in Clinton, Lycoming, Centre, and Montour Counties, Pennsylvania.

Will there be any changes to my accounts?

•                  We do not anticipate any changes to your accounts, as Luzerne Bank will continue to operate as a separate, wholly owned subsidiary of PWOD.

When is the transaction expected to close?

•                  We anticipate that the transaction will close in the 2nd quarter of 2013, subject to customary closing conditions including regulatory approvals and the approvals of both LUZR and PWOD’s shareholders.

What will be the new Board structure?

•                  The Board for Luzerne Bank will consist of the current CEO of Luzerne Bank, the current CEO of PWOD, and all other current directors of Luzerne Bank’s board at the time of the merger.  In addition, three directors of LUZR will serve on the PWOD board for at least three years.

What will happen to Luzerne Bank?  Will any branches close as a result of the deal?

•                  Luzerne Bank will continue to operate as a separate, wholly owned subsidiary of PWOD, and we do not expect any of the existing branches to close as a direct result of the merger.  Key management is expected to remain in place.  We are committed to staying in the communities we currently serve.  If, after January 1, 2015, Luzerne Bank fails to reach certain goals, PWOD has the right to exercise greater control over Luzerne Bank’s operations.

Will the employees at my branch be transferred or laid off?

•                  We do not anticipate any transfers or significant layoffs at Luzerne Bank branches as a result of the merger.

Important Additional Information

PWOD will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction.  The proxy materials will set forth complete details of the Merger. PWOD and LUZR shareholders and investors are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about PWOD and LUZR and the proposed transaction.

When available, copies of this joint proxy statement/prospectus will be mailed to shareholders. Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Penns Woods Bancorp, Inc., Attention — Richard A. Grafmyre, President & CEO, 300 Market Street, Williamsport, Pennsylvania 17701 or on its website at www.jssb.com, or to Luzerne National Bank Corporation, Attention — Robert C. Snyder, President & CEO, 118 Main Street, Luzerne, Pennsylvania 18709. Copies of other documents filed by PWOD with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to PWOD at the address provided above.

PWOD and LUZR and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PWOD and LUZR in connection with the proposed merger. Information about the directors and executive officers of PWOD is set forth in the proxy statement, dated March 21, 2012, for PWOD’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available.

This document contains forward-looking statements.  These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the managements of Penns Woods and Luzerne and their subsidiaries and on the information available to their managements at the time that these statements were made.  There are a number of factors, many of which are beyond the control of Penns Woods and Luzerne, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.  Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) the parties may fail to satisfy the conditions to closing for the proposed merger in a timely manner or at all; (2) the Luzerne or Penns Woods shareholders may fail to approve the proposed merger; (3) the parties may fail to obtain the necessary governmental approvals or adverse regulatory conditions may be imposed in connection with such approvals; (4) the announcement and pendency of the transaction may result in disruption to the parties’ businesses; (5) Penns Woods may encounter difficulties related to the integration of the businesses following the merger; (6) the effect of changes in laws and regulations, including federal and state banking laws and regulations, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (7) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in Penns Woods’ or Luzerne’s organization, compensation and benefit plans; (8) the effect on Penns Woods’ or Luzerne’s competitive position within their respective market area and increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (9) the effect of changes in interest rates; and (10) the effect of changes in the business cycle and downturns in the local, regional or national economies.  For a list of other factors which could cause actual results to differ from those currently anticipated, see Penns Woods’ filings with the SEC, including “Item 1A.  Risk Factors,” set forth in the Penns Woods’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Forward-looking statements speak only as of the date they are made.  Neither Penns Woods nor Luzerne undertakes and both specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Penns Woods or Luzerne.